UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

State National Companies, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

001-36712

(CUSIP Number)

Terry Lee Ledbetter
c/o State National Companies, Inc.
1900 L. Don Dodson Drive
Bedford, Texas 76021
(817) 265-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 19, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 001-36712		13D

1	Name of Reporting Persons Terry Lee Ledbetter

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 100

	8	Shared Voting Power 5,495,462

	9	Sole Dispositive Power 100

	10	Shared Dispositive Power 5,495,462

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,495,562

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 12.4%

14	Type of Reporting Person IN

CUSIP No. 001-36712		13D

1	Name of Reporting Persons Reta Laurie Ledbetter

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,495,462

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,495,462

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,495,462

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 12.4%

14	Type of Reporting Person IN

CUSIP No. 001-36712	13D

Item 1.                          Security and Issuer

This statement relates to the common stock, par value $0.001 per share (the “Common Stock”), of State National Companies, Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 1900 L. Don Dodson Drive, Bedford, Texas 76021.

Item 2.                          Identity and Background

(a)              This statement is filed by Terry Lee Ledbetter (“Terry Ledbetter”) and Reta Laurie Ledbetter (“Laurie Ledbetter”, and together with Terry Ledbetter, the “Filers”).  Terry Ledbetter and Laurie Ledbetter are married.  This Schedule 13D is a joint filing of the Filers pursuant to Rule 13d-1(k)(1), and the Filers do not affirm the existence of a group.

(b)              The business address for the Filers is c/o State National Companies, Inc., 1900 L. Don Dodson Drive, Bedford, Texas 76021.

(c)               Terry Ledbetter is Chairman, President and Chief Executive Officer of the Issuer.  The business address for the Issuer is 1900 L. Don Dodson Drive, Bedford, Texas 76021.  Laurie Ledbetter is a private investor.

(d)              None of the Filers has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)               None of the Filers has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)                The Filers are citizens of the United States of America.

Item 3.                          Source and Amount of Funds or Other Consideration

Private funds were used to acquire the shares of Common Stock described herein (other than the Stock Award described below).  The shares of Common Stock described herein consist of the following: (i) 5,160,732 shares of Common Stock held by The Terry Lee Ledbetter and Reta Laurie Ledbetter 2000 Revocable Trust (the “Trust”), of which Terry Ledbetter and Laurie Ledbetter were named co-trustees in July 2014, and as a result, acquired shared voting and dispositive power over the shares of Common Stock held by the Trust; (ii) 334,730 shares of Common Stock held by The Terry and Laurie Ledbetter Foundation (the “Foundation”), the voting and dispositive power over which shares is vested in an investment committee consisting of Terry Ledbetter and Laurie Ledbetter, who share voting and dispositive power over such shares; and (iii) 100 shares of Common Stock held by Terry Ledbetter individually as a result of an equity grant made to him under the Issuer’s 2014 Stock Incentive Plan in July 2014 (the “Stock Award”).

The shares of Common Stock held by the Trust and the Foundation were originally acquired by Terry Ledbetter in 2002, and reflect capital contributions by him of approximately $2.3 million.  Terry Ledbetter subsequently contributed such shares of Common Stock to the Trust.  No borrowed funds were used to acquire any of the shares of Common Stock described herein.  On December 19, 2014, the Trust gifted 334,730 shares of Common Stock to the Foundation (the “Gift Transaction”).

CUSIP No. 001-36712	13D

Item 4.                          Purpose of Transaction.

The Issuer became a reporting company under the Securities Exchange Act of 1934, as amended, on October 30, 2014.  The purpose of this filing is to report the acquisition of beneficial ownership of Common Stock held by the Filers as a result of the Gift Transaction on December 19, 2014.  Such shares of Common Stock, when aggregated with the acquisition of beneficial ownership of other shares of Common Stock of the Issuer by the Filers in the past 12 months, exceed 2% of the Issuer’s outstanding Common Stock.

As noted above, Terry Ledbetter is the Chairman, President and Chief Executive Officer of the Issuer.  As such, he participates in the planning and decisions of the board of directors and management of the Issuer.  The Filers may from time to time develop plans respecting, or propose changes in, the management, composition of the board of directors, operations, capital structure or business of the Issuer.  Depending upon market conditions and other factors that the Filers deem material, they may purchase additional Common Stock or other securities of the Issuer in the open market, private transactions or from the Issuer, or may dispose of all or a portion of the Common Stock or other securities of the Issuer that they now own or may hereafter acquire.  Except as described above, the Filers do not have any present plans or proposals that relate to, or that would result in, any of the events described in paragraphs (a) to (j) of the instructions to Item 4 of Schedule 13D.  The Filers reserve the right to formulate plans or make proposals, and to take any actions with respect to their investments in the Issuer, including any or all of the actions described in paragraphs (a) to (j) of the instructions to Item 4 of Schedule 13D.

Item 5.                          Interest in Securities of the Issuer.

(a)              As of the date hereof, Terry Ledbetter beneficially owns 5,495,562 shares of Common Stock, which represents 12.4% of the Issuer’s 44,247,102 outstanding shares of Common Stock as of November 14, 2014.

As of the date hereof, Laurie Ledbetter beneficially owns 5,495,462 shares of Common Stock, which represents 12.4% of the Issuer’s 44,247,102 outstanding shares of Common Stock as of November 14, 2014.

(b)              Terry Ledbetter beneficially owns 5,495,562 shares of Common Stock, consisting of the following: (i) 5,160,732 shares of Common Stock held by the Trust over which Terry Ledbetter shares voting and dispositive power with Laurie Ledbetter; (ii) 334,730 shares of Common Stock held by the Foundation over which Terry Ledbetter shares voting and dispositive power with Laurie Ledbetter; and (iii)100 shares of Common Stock held by Terry Ledbetter individually over which Terry Ledbetter has sole voting and dispositive power.

Laurie Ledbetter beneficially owns 5,495,462 shares of Common Stock, consisting of the following: (i) 5,160,732 shares of Common Stock held by the Trust over which Laurie Ledbetter shares voting and dispositive power with Terry Ledbetter; and (ii) 334,730 shares of Common Stock held by the Foundation over which Laurie Ledbetter shares voting and dispositive power with Terry Ledbetter.

(c)               On December 19, 2014, the Trust gifted 334,730 shares of Common Stock to the Foundation.

(d)              Not applicable.

CUSIP No. 001-36712	13D

(e)               Not applicable.

Item 6.                          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Issuer Bylaws — Ledbetter Family Nominee Provision

Section 2.16 of the Issuer’s Bylaws provides in relevant part that at each election of directors of the Issuer, provided that the Ledbetter group (consisting of Lonnie Ledbetter, Terry Ledbetter and their respective family members and entities controlled by them) owns among them at least the Applicable Percentage (defined as the percentage determined by dividing one (1) by the number of directors that will constitute the Board immediately following the subject election) of the outstanding voting capital stock of the Issuer, Terry Ledbetter, or his designee or estate, shall be entitled to nominate one person as a candidate for election to the Board.

Award Under the Issuer’s 2014 Long-Term Incentive Plan

In July 2014, the Issuer granted a non-qualified stock option to Terry Ledbetter to purchase 1,473,333 shares of Common Stock (the “Option”).  The Option has an exercise price equal to $10.00 and is subject to pro rata vesting over a three-year period, with full and immediate vesting upon termination of service on account of death or disability.  Upon Terry Ledbetter’s termination of service on account of resignation, his vested Option will remain exercisable for two years or, if earlier, the expiration of the Option.  Upon Terry Ledbetter’s termination of service on account of death or disability, his vested Option will remain exercisable for four years following such death or disability or, if earlier, the expiration of the Option.  Upon Terry Ledbetter’s termination of service for any other reason, his vested Option will remain exercisable for four years or, if earlier, the expiration of the Option.

Lock-Up Agreement

On June 25, 2014, the Issuer completed the sale of 31,050,000 shares of Common Stock in a private placement.  In connection with the private placement, various parties, including Terry Ledbetter and the Trust, entered into lock-up agreements pursuant to which such parties agreed that they would not sell or otherwise transfer the shares of Common Stock owned by such party until April 28, 2015, without the written consent of the manager of the private placement, subject to limited exceptions.  As required by the lock-up agreement, the Foundation has agreed to be bound by the terms of the lock-up agreement with respect to the shares of Common Stock transferred to it by the Trust.

Item 7.                          Material to Be Filed as Exhibits.

Exhibit A	Joint Filing Agreement, dated as of December 23, 2014, by and between Terry Ledbetter and Laurie Ledbetter.

Exhibit B

Form of 2014 Long-Term Incentive Plan Stock Option Award Agreement entered into by and between Terry Ledbetter and State National Companies, Inc. (incorporated by reference to Exhibit 10.12 to the Issuer’s Registration Statement on Form S-1, as filed on July 15, 2014).

Exhibit C

Form of Lock-Up Agreement entered into by and between, State National Companies, Inc. and each of its shareholders, directors and executive officers (incorporated by reference to Exhibit 99.1 to the Issuer’s Registration Statement on Form S-1, as filed on July 15, 2014).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 23, 2014

By:	/s/ Terry Lee Ledbetter
Name:	Terry Lee Ledbetter

By:	/s/ Reta Laurie Ledbetter
Name:	Reta Laurie Ledbetter

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Schedule 13D (including any and all amendments thereto) with respect to the Common Stock, par value $0.001 per share, of State National Companies, Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of December 23, 2014.

By:	/s/ Terry Lee Ledbetter
Name:	Terry Lee Ledbetter

By:	/s/ Reta Laurie Ledbetter
Name:	Reta Laurie Ledbetter